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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*(1)

ActivCard Corp.

(Name of Issuer)

Common Stock(1)

(Title of Class of Securities)

00506J10

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c) — For Ellensburg Holding Pte Ltd

        ☒ Rule 13d-1 (d) — For other reporting persons

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1) This Schedule 13G amends the Schedule 13G filed by the Reporting Persons with respect to ActivCard S.A. for December 31, 2001. As of December 31, 2002, the reporting persons owned common shares of ActivCard S.A. On February 4, 2003, ActivCard Corp. and ActivCard S.A. announced the expiration and closing of ActivCard Corp.'s registered exchange offer for all of the outstanding common shares and American depository shares of ActivCard S.A. As a result, while the reporting persons owned common shares of ActivCard S.A. as of December 31, 2002, these shares have since been exchanged, on a one for one basis, for shares of common stock of ActivCard Corp.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Vertex Investment (II) Ltd (“VI2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 898,557 shares(2)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 898,557 shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 898,557 shares(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.2* and see footnote (3) below

12.	Type of Reporting Person: CO

(2) Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the holder of more than 45% o f the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares.

(3) Represents 2.3% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Vertex Investment International (III) Inc. (“VII3”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,020,031 shares(4)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,020,031 shares(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,020,031 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9* and see footnote (5) below

12.	Type of Reporting Person: CO

(4) Of these shares, 2,020,021 are owned directly by VII3 and 10 are held by Mr. Lee Kheng Nam in trust for VII3. VV H, as the parent of VII3, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

(5) Represents 5.1% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Vertex Asia Limited (“VAL”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,139,556 shares(6)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,139,556 shares(6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,139,556 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7* and see footnote (7) below

12.	Type of Reporting Person: CO

(6) VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2 ..

(7) Represents 2.9% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,038,113 shares(8)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,038,113 shares(8)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,038,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9* and see footnote (9) below

12.	Type of Reporting Person: CO

(8) Of these shares, 898,557 are owned directly by VI2 and 1,139,556 are owned directly by VAL. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VAL and VI2 to VM2. In addition, VVH, as the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VI2.

(9) Represents 5.1% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Lee Kheng Nam (“Lee”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,065,624 shares(10)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,065,624 shares(10)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,065,624 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0* and see footnote (11) below

12.	Type of Reporting Person: IN

(10) Of these shares, 898,557 are owned directly by VI2, 1,139,556 are owned directly by VAL, 1 is owned directly by Mr. Lee, 10 are held by Mr. Lee in trust for VII3, and 27,500 represent shares issuable within 60 days of December 31, 2002 upon exercise of warrants to purchase an aggregate of 100,000 shares held by Mr. Lee in trust for Vertex Investment International (I) Inc. (“VII1”). VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VAL and VI2 pursuant to powers of attorney granted by VAL and VI2 to VM2. In addition, VVH, as the holder of more than 45% of the outstanding shares of VI2 and 100% of the outstanding shares of VII1 and VII3, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VI2, VII1 and VII3.

(11) Represents 5.2% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,946,088 shares(12)

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 2,946,088 shares(12)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,946,088 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: See footnote (12) below. ☒

11.	Percent of Class Represented by Amount in Row (9): 7.1* and see footnote (13) below

12.	Type of Reporting Person: CO

(12) Of these shares, 898,557 are owned directly by VI2, 2,020,021 are owned directly by VII3, 10 are held by Mr. Lee in trust for VII3, and 27,500 represent shares issuable within 60 days of December 31, 2002 upon exercise of warrants to purchase an aggregate of 100,000 shares held by Mr. Lee in trust for VII1. VVH, as the parent of VII1 and VII3 and the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VII1, VII3 and VI2. This amount does not include 1,139,556 shares owned directly by VAL, of which VVH is the owner of approximate ly 25% of the outstanding shares. VVH disclaims beneficial ownership of the shares held by VAL. VM2 and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 and VAL pursuant to powers of attorney granted by VI2 and VAL to VM2.

(13) Represents 7.4% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd (“EHP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,946,088 shares(14)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,946,088 shares(14)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,946,088 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: See footnote (14) below. ☒

11.	Percent of Class Represented by Amount in Row (9): 7.1* and see footnote (15) below

12.	Type of Reporting Person: CO

(14) Of these shares, 898,557 are owned directly by VI2, 2,020,021 are owned directly by VII3, 10 are held by Mr. Lee in trust for VII3, and 27,500 represent shares issuable within 60 days of December 31, 2002 upon exercise of warrants to purchase an aggregate of 100,000 shares held by Mr. Lee in trust for VII1. VVH, as the parent of VII1 and VII3 and the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VII1, VII 3 and VI2. This amount does not include 1,139,556 shares owned directly by VAL, of which VVH is the owner of approximately 25% of the outstanding shares. EHP disclaims beneficial ownership of the shares held by VAL. VM2 and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 and VAL pursuant to powers of attorney granted by VI2 and VAL to VM2.

(15) Represents 7.4% of the outstanding shares of common stock of ActivCard Corp., based on 39,82 7,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G
CUSIP No. 00506J10

1.	Name of Reporting Person: Singapore Technologies Pte Ltd (“STPL”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,946,088 shares(16)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,946,088 shares(16)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,946,088 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: See footnote (16) below. ☒

11.	Percent of Class Represented by Amount in Row (9): 7.1* and see footnote (17) below

12.	Type of Reporting Person: CO

(16) Of these shares, 898,557 are owned directly by VI2, 2,020,021 are owned directly by VII3, 10 are held by Mr. Lee in trust for VII3, and 27,500 represent shares issuable within 60 days of December 31, 2002 upon exercise of warrants to purchase an aggregate of 100,000 shares held by Mr. Lee in trust for VII1. VVH, as the parent of VII1 and VII3 and the holder of more than 45% of the outstanding shares of VI2, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VII1, VII3 and VI2. This amount does not include 1,139,556 shares owned directly by VAL, of which VVH is the owner of approximately 25% of the outstanding shares. STPL disclaims beneficial ownership of the shares held by VAL. VM2 and its President, Mr. Lee Kheng Nam, may also be deemed to have the power to vote and dispose of the shares held by VI2 and VAL pursuant to powers of attorney granted by VI2 and VAL to VM2.

(17) Represents 7.4% of the outstanding shares of common stock of ActivCard Corp., based on 39,827,666 shares of common stock outstanding as of February 7, 2003.

* Based on 41,540,000 common shares of ActivCard S.A. outstanding as of September 30, 2002.

13G

Item 1.
	(a)	Name of Issuer:
ActivCard Corp.
As of December 31, 2002, the reporting persons owned common shares of ActivCard S.A. On February 4, 2003, ActivCard Corp. and ActivCard S.A. announced the expiration and closing of ActivCard Corp.'s registered exchange offer for all of the outstanding common shares and American depository shares of ActivCard S.A. As a result, while the reporting persons owned common shares of ActivCard S.A. as of December 31, 2002, those shares have been exchanged, on a one for one basis, for shares of common stock of ActivCard Corp.
	(b)	Address of Issuer's Principal Executive Offices:
6623 Dumbarton Circle Fremont, California 94555

Item 2.
	(a)	Name of Person Filing:
This Statement is filed by Vertex Investment (II) Ltd (“VI2”), Vertex Investment International (III) Inc. (“VII3”), Vertex Asia Limited (“VAL”), Vertex Management (II) Pte Ltd (“VM2”), Mr. Lee Kheng Nam (“Lee”), Vertex Venture Holdings Ltd (“VVH”), Ellensburg Holding Pte Ltd (“EHP”) and Singapore Technologies Pte Ltd (“STPL”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

VM2 has been granted a power of attorney by VAL and VI2 to make all voting and divestment decisions with respect to all of the issuer's shares held by VAL and VI2. Lee is President of VM2 and has power to make voting and divestment decisions pursuant to a power of attorney granted to VM2. As a result, VM2 and Lee may be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VAL and VI2.

VVH is the parent of VII3 and Vertex Investment International (I) Inc. (“VII1”) and owns more than 45% of the outstanding shares of VI2. EHP is the parent of VVH, and STPL is the parent of EHP. As a result of their share ownership positions, VVH, EHP and STPL may be deemed to control VI2, VII1 and VII3 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by such entities. VVH owns approximately 25% of the outstanding shares of VAL but disclaims beneficial ownership of the issuer's shares held by VAL.

	(b)	Address of Principal Business Office or, if none, Residence:
The address for VI2, VAL, VM2, Lee and VVH is:
77 Science Park Drive
#02-15 Cintech III
Singapore 118256

The address for VII3 is:
P. O. Box 957
Offshore Incorporations Centre
Road Town
Tortola, British Virgin Islands

The address for EHP and STPL is:
51 Cuppage Road,
#09-01 Starhub Centre
Singapore 229469

	(c)	Citizenship:
VAL, VI2, VM2, VVH, EHP and STPL are each corporations organized under the laws of Singapore. VII3 is a corporation organized under the laws of the British Virgin Islands. Lee is a citizen of Singapore.
	(d)	Title of Class of Securities:
Common shares of ActivCard S.A. as of December 31, 2002, which have since been exchanged for shares of common stock of ActivCard Corp.
	(e)	CUSIP Number:
00506J10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b) Percent of class:
See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the organizational documents of each of VI2, VII1, VII3 and VAL, the shareholders of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a shareholder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

By signing below, Ellensburg Holding Pte Ltd certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX INVESTMENT (II) LTD.

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (III) INC.

Date: February 14, 2003	By:	/s/ Sim Mong Tee
	Name:	Sim Mong Tee
	Title:	Director

VERTEX ASIA LIMITED

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	President of Vertex Management (II) Pte Ltd. Attorney-in-Fact

VERTEX MANAGEMENT (II) PTE LTD

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	President

LEE KHENG NAM

Date: February 14, 2003	By:	/s/ Lee Kheng Nam

VERTEX VENTURE HOLDINGS LTD

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	Director

ELLENSBURG HOLDING PTE LTD

Date: February 14, 2003	By:	/s/ Teo Soon Hock
	Name:	Teo Soon Hock
	Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

Date: February 14, 2003	By:	/s/ Chua Su Li
	Name:	Chua Su Li
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit

Exhibit A:  Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ActivCard S.A. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

VERTEX INVESTMENT (II) LTD.

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (III) INC.

Date: February 14, 2003	By:	/s/ Sim Mong Tee
	Name:	Sim Mong Tee
	Title:	Director

VERTEX ASIA LIMITED

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	President of Vertex Management (II) Pte Ltd. Attorney-in-Fact

VERTEX MANAGEMENT (II) PTE LTD

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	President

LEE KHENG NAM

Date: February 14, 2003	By:	/s/ Lee Kheng Nam

VERTEX VENTURE HOLDINGS LTD

Date: February 14, 2003	By:	/s/ Lee Kheng Nam
	Name:	Lee Kheng Nam
	Title:	Director

ELLENSBURG HOLDING PTE LTD

Date: February 14, 2003	By:	/s/ Teo Soon Hock
	Name:	Teo Soon Hock
	Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

Date: February 14, 2003	By:	/s/ Chua Su Li
	Name:	Chua Su Li
	Title:	Company Secretary